UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No.1)

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

(Name of the Issuer)

Banco Santander, S.A.

(Names Person(s) Filing Statement)

Series B Shares, par value Ps.3.780782962*

(Title of Class of Securities)

05969B103**

(CUSIP Number of Class of Securities)

Banco Santander, S.A. New York Branch 45 E. 53rd Street, New York, New York 10022 Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel Telephone: +212-350-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Nicholas A. Kronfeld Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: +212-450-4000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation***	Amount of Filing Fee**
$735,991,517.02	$68,250.00

*	Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Every ADSs represents five Series B Shares.

**	This CUSIP number applies to the ADSs.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $735,991,517.02 for 561,353,228 outstanding Series B Shares (directly or in the form of ADSs) subject to the transaction (the “Transaction Valuation”). The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of Ps.20.2120/U.S. dollar as of October 22, 2021, as announced by the Federal Reserve Board as of October 25, 2021.

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying the Transaction Valuation by 0.0000927.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$68,250.00	Filing Party:	Banco Santander, S.A.
Form or Registration No.:	Schedule TO	Date Filed:	November 3, 2021

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No.1 (this “Amendment”) amends and supplements the transaction statement on Schedule 13E-3 originally filed on November 3, 2021 (as amended by this Amendment and as further amended or supplemented from time to time, the “Statement”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”) with respect to Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), including all Series B Shares represented by American depositary shares (the “ADSs,” with each ADS representing five Series B Shares).

The Statement relates to the cash tender offer by Purchaser to purchase all the issued and outstanding Series B Shares, including all ADSs, in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, at a purchase price of Ps.26.50 in cash per Series B Share or the U.S. dollar equivalent of Ps.132.50 per ADS, without interest (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2021 (the “Offer to Purchase”), and in the related Share Letter of Transmittal and ADS Letter of Transmittal (as both defined in the Offer to Purchase), as each of them may be amended or supplemented from time to time.

The information in the Statement is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Statement, except that such information is amended and supplemented to the extent provided in this Amendment No. 1. All information contained in this Amendment No. 1 and the Statement concerning the Company and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

The information contained in the Offer to Purchase, as well as the tender offer statement on Schedule TO filed by Purchaser with the SEC on November 3, 2021 (as amended or supplemented from time to time, the “Schedule TO”) is incorporated by reference herein and, except as described below, the responses to each item in the Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule TO. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase and the Schedule TO of the information required to be included in response to the respective Items of the Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Amendment concerning each Filing Person has been supplied by such Filing Person.

ITEM 15.	OTHER INFORMATION

Item 15 is hereby amended and supplemented to replace the information under "(c) Other Material Information":

At 5:00 p.m. Eastern time on December 7, 2021 the offering period for the Offers had expired as scheduled. As of the expiration of the offering periods, a total of 195,263,732.00 Series B Shares and 22,166,527.81 ADSs, representing in the aggregate approximately 4.51% of the Company’s share capital, were validly tendered in the Offers. These amounts include 1,209,700.00 ADSs tendered via notice of guaranteed delivery and not yet delivered as of the date of this amendment. All conditions to the Offers having been satisfied, Purchaser accepted for payment, and expects to pay for, all Series B Shares and ADSs properly tendered and not validly withdrawn pursuant to the Offers at a purchase price of Ps. 26.50 for each Series B Share and U.S.$ 6.2486 for each ADS (the U.S. dollar equivalent of Ps.132.50 per ADS based on the U.S.$/Ps. exchange rate on the December 7, 2021 as published in the Mexican Federal Official Gazette). As a result, Purchaser’s shareholding in the Company will increase to approximately 96.16% of its share capital, assuming all ADSs tendered via notice of guaranteed delivery are timely delivered.

ITEM 16.	EXHIBITS.

Item 16 is amended and supplemented by adding the following exhibits:

ITEM 16.	EXHIBITS.
(a)(i)(ix)	Amendment No. 1 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on December 8, 2021).
(a)(5)(viii)

Material Fact issued by Purchaser, dated December 7, 2021, announcing the result of the tender offers (incorporated by reference to Purchaser’s filing on Form 6-K, filed with the SEC on December 8, 2021)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2021

Banco Santander, S.A.

By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Group Executive Vice President